Exhibit 99.7

General Shareholders’ Meeting (ordinary and extraordinary) on Friday, May 11, 2012

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, April 16, 2012 - The Annual General Shareholders’ Meeting (ordinary and extraordinary) of TOTAL S.A. will be held at the Palais des Congrès (2, place de la Porte Maillot, 75017 Paris, France) on Friday, May 11, 2012 at 10:00 a.m.

Notices of the meeting and proposed resolutions have been published in accordance with applicable law and are available (in French) on the Company’s Web site www.total.com, (under the heading Individual Shareholders/ Shareholders’ Meetings).

Additional documents and information regarding this meeting will be made available to shareholders pursuant to applicable law.